Micah Groenevel[redacted]

to Alex

Wed, Apr 16, 3:37 PM

Let me know when you're settled and we can schedule a zoom call. I'd like to walk through this all together.

As of today, we're beginning our Pre-Launch investment stage for Starfish! Our Campaign is LIVE!

STARFISH FILM | WeFunder Campaign


STARFISH
WEFUNDER

This period operates as a **"testing the waters"** start in order for us to reach out to friends and family to gauge investment interest and help gain traction to reaching our first $50k. At that point, WeFunder opens up their resources to us and helps us advertise and raise additional funds.

We want our campaign to be airtight. If you have any hard hitting questions, objections or feedback, schedule a call with us so we can connect and iron out any concerns.

In this portion, no money is actually invested. It's simply held temporarily to prove interest from our community. A reminder email will be sent when we officially launch in order to confirm your "reserved" investment amount.

Action Items for YOU:

- Look at the page to see our strategy, proof of concept, and investment opportunities and connect with us! (We'd love your feedback and to hear what you're excited about)
- "Reserve" or "Pledge" an amount that you'd be excited to invest.
- Wait for the official launch for us to follow up and confirm your investment.
- Please share it with as many people as you can!

AS STATED HERE:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Starfish Movie
June 22 ·

Not only are we going to deliver an worthy movie, but we made sure to show evidence that we could.

If you haven't seen the proof of concept scene yet, I highly encourage you to watch it. We took a scene right out of the movie to see if we could prove that we could produce Hollywood level quality for just $1,000/minute of screen time. 1/100 of what a typical Hollywood production spends.

You can watch the scene and learn how to support us here!
wefunder.com/starfishfilm

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


Click to expand
showing off the concept or the plot
0:04 / 0:39

Starfish Movie
May 18 ·

Talent comes in so many forms and I'm so grateful for the people I have close to me.

wefunder.com/starfishfilm

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


RØDE
We have to look at this objectively.

Starfish Movie
May 17 ·

It all starts with the story.

A great idea should capture attention, spark imagination, and create a world where characters can explore meaningful themes. Seeing how people have reacted to the premise has been a joy, and we're genuinely grateful for the incredible response to the script. We know we have something special here.

We knew this idea was worth pursuing the moment the "key" that unlocked everything else was discovered (no spoilers here).

Learn More:
wefunder.com/starfishfilm

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.





"A family tradition
small batch dis
and not getting
The middle end of the film industry is
kind of being cut out as we speak

Starfish Movie
May 14 ·

And ultimately going back to the most core piece of all. "That we love movies"

You can support Starfish by checking out our campaign here:
https://wefunder.com/starfishfilm

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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Starfish Movie
May 12 ·


You're not the only option.

0:06 / 0:29

No human trials on our end. 😉

You can see the full Proof of Concept scene on our Campaign Page: https://wefunder.com/starfishfilm

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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such a challenging
exploration with hope and catharsis,

0:03 / 0:15

Starfish Movie
May 11 ·

help. Anything you can invest makes all the difference.

You can invest and learn all about the project here:
https://wefunder.com/starfishfilm

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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Josh Lindquist, AJ Meyer and 2 others 144

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Jeffrey Carabelos · 2:08 PM

Starfish

Hi Arvind!

I'm an award-winning film composer and producer, teamed up with a Heartland Emmy-nominated director currently in pre-production for our debut feature film about love, grief and second chances. I would love to connect!

wefunder.com/starfishfilm

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



You · 10:10 AM

Awaiting reply from [redacted]

Hey Alessandro! Let's connect

Hi Alessandro!

I'm a film composer and producer working with a Heartland Emmy nominated Director. We're on an incredible journey to make a unique and powerful Sci-Fi film about love, grief, and second chances.

We've filmed a concept scene and developed a thorough budget and plan. Our team is growing, and we need help to make this happen.

Please check out our campaign below, and let me know if you're able to schedule a call. I would love to chat. We're looking for seasoned pros like you to join our adventure!

wefunder.com/starfishfilm

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.

Jeff Carabelos
Starfish is LIVE!
To: [redacted]

Sent - [redacted] April 16, 2025 at 2:19 PM

1

Hey Steve,

Hope you're well! Wanted to check in and show you what Micah and I are up to! If you'd be willing to share this with your network, that would be amazing. Thanks and talk soon!

As of today, we're beginning our Pre-Launch investment stage for Starfish!

STARFISH FILM | WeFunder Campaign


STARFISH
WEFUNDER

This operates as a **"testing the waters"** start in order for us to reach out to friends and family to gauge investment interest and help gain traction to reaching our first $50k. At that point, WeFunder opens up their resources to us and helps us advertise and raise additional funds.

We want our campaign to be airtight. If you have any hard hitting questions, objections or feedback, schedule a call with us so we can connect and iron out any concerns.

Action Items for YOU:

- Look at the page to see our strategy, proof of concept, and investment opportunities and connect with us! (We'd love your feedback and to hear what you're excited about)
- "Reserve" or "Pledge" an amount that you'd be excited to invest.
- Wait for the official launch for us to follow up and confirm your investment.
- Share this link on social media and with anyone who may be interested: STARFISH FILM | WeFunder Campaign

AS STATED HERE:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.